ALLIED GOLD LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE QUARTER ENDED DECEMBER 31, 2010

HIGHLIGHTS – THREE MONTHS ENDED DECEMBER 31, 2010

- **Simberi (PNG)** - Simberi produced 18,921 ounces for the quarter at a total cash cost including royalties of US$652/oz. Mill throughput is running at a consistent 2.4 Mtpa and recoveries were at 88.5% for the quarter and 89.9% for the December half. During 2011 the Simberi plant will be expanded towards 3.5 Mtpa as part of an approved A$32million budget to lift output to 100kozpa. Allied continues to review the options for a further incremental expansion to process 5 Mtpa of oxide ore. A bankable feasibility study (BFS) on a 2.5 Mtpa roaster circuit to process Simberi's sulphide ores is due at the end of 2011.

- **Gold Ridge (Solomon Islands)** - The A$150m 120,000ozpa fully-funded redevelopment is on time and on budget. Committed and incurred expenditure on the project is at 85% and the remaining A$20 million budget incorporates a number of operational and commissioning costs. Mining commenced in November 2010 and as at mid- January approximately 130,000 tonnes of ore was on the ROM pad. Plant commissioning is imminent and first gold is due in the March quarter.

- **Exploration** - At Gold Ridge exploration in the quarter focused on grade control and will move towards pit extensions and new opportunities in the March and June quarters. At Simberi, encouraging sulphide intercepts were returned from the Botlu pit. On Tatau, drilling at Mt Letam/Talik did not return significant intercepts and core drilling has moved to other targets at Mt Tiro, Pepewo, and Seraro before returning to Mt Letam/Talik.

- **Corporate** - During the quarter Allied achieved a realised gold price of US$1,382/oz. As at 31 December 2010 cash at bank was A$36.5 million. During the Quarter, the Group achieved a profit after tax of A$8.3 million. The audited profit after tax for the half year ended December 31, 2010 was A$9.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") of Allied Gold Limited ("Allied Gold" or the "Company") is dated February 11, 2011 and provides an analysis of the Company's performance and financial condition for the three months ended December 31, 2010 (the "Quarter"). This MD&A should be read in conjunction with the Company's audited interim consolidated financial statements for the three months ended December 31, 2010 and the notes thereto. These documents, along with others published by the Company are available under the Company's profile on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

The consolidated financial statements of Allied Gold and the financial information contained in this MD&A were prepared in accordance with Australian equivalents to International Financial Reporting Standards as defined by the Australian Accounting Standards Board ("Australian IFRS") and are fully compliant with International Financial Reporting Standards as issued by the International Accounting Standards Board. All amounts in this MD&A are expressed in Australian dollars unless otherwise identified, and references to "A$" are to Australian dollars.

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out in the company's most recent Annual Information Form ("AIF") under the section entitled "Risk Factors". Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Readers are also referred to the "Cautionary Note Regarding Forward-Looking Statements" in this MD&A.

Overview

Allied Gold is a gold production company whose shares are listed on the Toronto Stock Exchange ("**TSX**") under the symbol "ALG", on the Australian Securities Exchange ("**ASX**") under the symbol "ALD" and on AIM, a market operated by the London Stock Exchange plc under the symbol "AGLD". Allied Gold's major assets are its 100% owned Simberi gold project (the "**Simberi Project**"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in Australian Solomons Gold Limited ("**ASG**"), the owner of the Gold Ridge Gold Project ("**Gold Ridge"**) which is located on Guadalcanal Island in the Solomon Islands.

The Simberi Project

The Simberi Project is located in the Pacific Rim of Fire, one of the world's proven and most prospective gold jurisdictions. The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 ("**ML 136**"), which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km^2 area under PNG exploration license 609 ("**EL 609**") covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate deposits on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

The Simberi Project is the subject of a technical report (the "**Technical Report**") entitled "Simberi Gold Project, Simberi Island, Papua New Guinea" dated September 25, 2009 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Phil Hearse of Battery Limits Pty Ltd., all of whom are independent

qualified persons as defined in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("**NI 43-101**"). The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Allied Gold's SEDAR profile at www.sedar.com.

The Gold Ridge Project

In November 2009, the Company acquired control of Australian Solomons Gold Limited (**"ASG"**).

ASG is an Australian-based mineral resource exploration company that was incorporated under the Australian Corporations Act on September 10, 2004. ASG converted its Australian legal status to a "public" company on April 4, 2006, which was confirmed by the Australian Securities and Investment Commission on September 6, 2006. The general development of the business of ASG has focused entirely on the Gold Ridge project on the island of Guadalcanal in the Solomon Islands (the "**Gold Ridge Project**").

ASG acquired the Gold Ridge Project in May 2005. The Gold Ridge Project consists of a mining lease that covers an area of 30 km2 and a prospecting license in the area surrounding the mining lease that covers an area of 130 km^2. The mining lease is administered under a mining agreement between ASG and the Solomon Islands Government. ASG holds the Gold Ridge Project through certain wholly-owned Australian and Solomon Islands subsidiaries.

Prior to ASG acquiring the Gold Ridge Project, previous owners of the Gold Ridge Project had constructed a 2Mtpa open cut mine starting in 1997 and mined the Valehaichichi deposit commencing in August 1998. The Gold Ridge Project was eventually shut down in September 2000 by a subsequent owner as a result of escalating civil unrest in the Solomon Islands. The Regional Assistance Mission to Solomon Islands ("**RAMSI**") was created in 2003 in response to a request for international aid by the Governor-General of the Solomon Islands. RAMSI is a partnership between the people and Government of Solomon Islands and fifteen contributing countries of the Pacific region. RAMSI is helping the Solomon Islands to lay the foundations for long-term stability, security and prosperity – through support for improved law, justice and security; for more effective, accountable and democratic government; for stronger, broad-based economic growth; and for enhanced service delivery. The Australian government continues to support RAMSI, contributing in excess of A$200 million per annum for various development and support initiatives.

During the 22 months that the Gold Ridge mine was actively operating, the total gold production amounted to approximately 210,000 ounces. The Gold Ridge Project has considerable infrastructure remaining from the previous operations, although major refurbishment is required to most of the plant and equipment at site. Mine site infrastructure includes workshops and warehouse, water supply, power generators and building, road access, tailings storage facility, and an on-site camp for 150 people which have recently been refurbished.

The Gold Ridge Project is the subject of (the "**Technical Report**") entitled "Estimation of Recoverable Gold Resources Gold Ridge Project" dated November 27, 2008 prepared for Australian Solomons Gold Limited by W J A Yeo, MAusIMM PhD of Hellman & Schofield Pty Ltd who is an independent qualified person as defined in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("**NI 43-101**"). The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Australian Solomons Gold's SEDAR profile at www.sedar.com.

In March 2010, Allied Gold formally commenced a A$150 million project to redevelop the Gold Ridge project. Information regarding the current status of the project is provided in the section of this MD&A headed "**Projects – Gold Ridge**".

SIMBERI, PNG

Mill Throughput - Annualised mill throughput for the quarter was 2.4 Mtpa (compared to previous 2.0 Mtpa nameplate) and the process recovery remains consistent at 89-91%. Most of the plant debottlenecking activities undertaken during 2010 were in evidence in the December quarter.

Inventory Adjustment – The December quarter saw the company recognise and account for 100,000 tonnes of scats (pebble reject material) that has been stockpiled but will be accessed in the future. There was also an increase in gold in circuit of approximately 1,600 ounces, but this will be reduced in coming months due to plant modifications.

Oxide Plant Expansion - Work progressed on the 3.5Mtpa Simberi oxide plant expansion with the award of leach tank and new diesel tank construction and delivery of materials and equipment delivered to site, including civils materials, plate and structural steel, and SAG mill and components. Civil works for the construction of two new leach tanks and lime slaker will commence in the March quarter. Installation of a new SAG mill, which has been delivered to site, will commence in the September quarter.

Plant Refurbishment - The de-bottlenecking and optimization initiatives the Company commenced in 2010 have all but been completed. The final upgrade of the Leach & CIL Tank motors, gearboxes & agitators is ongoing and will be completed in the March quarter.

Sulphide Study - The scope of work and A$8m budget for advancing the Simberi sulphide development to Bankable Feasibility Study (BFS) has been agreed. The aim is to deliver the BFS by the end of 2011 with the critical work to be completed incorporating (i) further sulphide resource and reserve definition and metallurgical drilling and (ii) roaster pilot plant test work. The BFS will be optimised in 2012 in parallel with obtaining government permits to build and operate a sulphide process plant and mine. The BFS will deliver an economic study on a 2.5Mtpa flotation and roaster circuit, integrated with the current expanded oxide and mining processing expansion project.

Extensional and definition drilling for sulphide resources continued. Assays received to date indicated disbursed sulphide mineralisation at Sorowar controlled structure and possibly lithology, while at Botlu interesting intercepts have been recorded including 27m @ 5.26g/t from 40m in hole SDH142. (Refer to exploration summary for further detail)

GOLD RIDGE, SOLOMON ISLANDS

The A$150 million redevelopment of the fully-funded 120,000ozpa Gold Ridge gold mine located in the Solomon Islands advanced significantly in the December quarter, with commissioning expected to commence in February 2011.

Budget - Work is on time and on budget with approximately 85% of the project budget committed and incurred. The remaining A$20 million to be spent primarily involves commissioning and operations start up costs and community/village construction activities in coming months.

Construction - The redevelopment of the process plant comprises refurbishment and expansion of the plant from 2.0Mtpa to 2.5Mtpa throughput. Work by the project's EPC contractor includes:

- Installation of crushing and grinding; crusher and SAG mill refurbishment due in the March 2011 quarter.
- Classification and leaching; existing agitator gearboxes and motors renewed/refurbished
- Installation of three additional leach tanks is complete, cyclone tower and new cyclones installed.
- Gold recovery; new equipment including a new leach reactor.
- Tailings disposal thickener has been completed as well as the tailings detoxification tank. The tailings dam has been dewatered and tailings and return water lines, and pump and choke stations have been completed.
- Power has been installed by Aggreko ready to provide power in the March 2011 quarter.

- Raw process water will be available in January with installation of new river pumps and re-establishment of the intake weir.

Allied's owners scope of work includes earthworks, mine pre-operations mine development, infrastructure rebuilding including buildings and offices, accommodation village, purchase of mining fleet and construction equipment, first fill and spares, and employment of mine operations personnel and operations training.

All construction associated earthworks have been completed. Pre-mine operations have progressed well including: warehousing, spares, first fills and reagents, site administration, mine and plant operations personnel in place.

During the quarter, resettlement of 241 people from the Valehaichichi pit was undertaken and further houses will be built in 2011 as part of the approved relocation plans.

Mining - Gold Ridge took delivery during the quarter of a larger mining fleet of seven ridged frame 60 tonne haul trucks, two 85 tonne hydraulic excavators, and a mobile crushing and screening plant. The mine haul roads to the Valehaichichi and Namachamata pits have been established and mining at Valehaichichi has commenced with approximately 130,000 tonnes of ore delivered to the ROM stockpile. Drilling and blasting for mining commenced in December with 6 blasts successfully completed quarter end.

CORPORATE

Cash - Cash at bank as at 31 December was A$36.5 million. A US$35 million 5 year loan from the IFC was drawn down in September 2010. Principal repayments for this loan will commence in November 2011.

Hedging - The company is hedge-free following the unwinding of its hedge position in early 2010 and achieved an average gold price of US$1,382/oz (before amortization of deferred hedging losses) in the December quarter on sales of 16,621 ounces.

Lead Director - Mr Sean Harvey was appointed a Director in March 2010, and in-line with TSX and AIM governance principles was appointed in mid-December as the Lead Independent Non-Executive Director. The Board of Allied has resolved to put to shareholders the issue of 1,500,000 unlisted options to Mr Harvey at an exercise price of 50c expiring on 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above 70c for 5 consecutive days. The motion will be put to shareholders at the Company's next general meeting of members.

Profit after tax - During the Quarter, the Group achieved a profit after tax of A$8.3 million. The audited profit after tax for the half year ended December 31, 2010 was A$9.4 million.

EXPLORATION - COMMENTARY

Simberi, PNG

Highlights included testing extensions of gold mineralisation into Sulphide below Sorowar pit and the development of a new 3D model of sulphide resources at Botlu.

On Simberi, 29 core holes (3,952m) and 27 RC holes (1651m) were completed during the quarter. Assays were received for 6,592 samples (including QC) with further 516 samples awaiting analysis.

At Pigibo, RC hole RC1833 (32m @ 2.68g/t Au from 21m in OX, TR) confirmed the down dip continuity of a similar intercept in RC1819 reported in the Sep '10 Qtr. Another 11m @ 1.33g/t Au from surface in an adjacent hole (RC1834) indicates the mineralization strikes SW towards Botlu. Access was prepared for follow-up RC drilling.

At Botlu, two notable down hole intercepts of 27m @ 5.26g/t Au from 40m in SU, including 2m @ 43.3g/t Au from 64m, (SDH142) and 33m @ 2.15g/t Au from 119m in SU (SDH163) helped confirm the new 3D model of

mineralisation in sulphide.

At Sorowar, Phase1 core drilling was completed with 12 holes / 2,152m completed. The drilling targeted mineralisation in the Sulphide zone, below the Sorowar Oxide deposit. Significant intercepts below the planned oxide pit included 20m @ 4.42g/t Au from 111m in OX, SU (SDH149) and 34m @ 1.99g/t Au from 83m in TR, SU (SDH152);

At SE Sorowar, better intercepts included 38m @ 1.15g/t Au from 28m in OX (SDH143) and 9m @ 16.5g/t Au from 128m, incl 1m @ 86.6g/t and 1 m @ 30.1g/t, though a limited impact on resources is expected.

Three holes, including RC1857 with 6m @ 1.57g/t Au from surface, in series of 24 reconnaissance RC holes / 1,471m testing soil anomalies along a track north of the Pigibo deposit, located significant mineralization at surface. Follow-up channel sampling in progress will assist planning to further RC drilling.

Simberi Exploration Outlook - In the March quarter exploration activity will include core drilling targeting sulphides beneath the Sorowar pit and further extensions at Botlu. Core drilling at Pigiput and Botlu will provide bulk samples for metallurgical test work for the sulphide feasibility study. RC drilling will focus on search for gold in oxide resources around Pigibo and Sorowar deposits.

Tatau / Tabar Islands, PNG - On Tatau drilling was focused on the Mt Letam and Talik prospects with 6 core holes for 1,171 metres completed during quarter.

Three holes were completed at each of the Mt Letam and Talik prospects. The holes at Mt Letam tested an IP chargeability anomaly and gold associated with quartz veining found in a previously drilled core hole. Quartz veining and a disseminated sulphide-bearing breccia unit (the likely cause of the geophysical anomaly) were intersected, and both associated with trace amounts of gold. At Talik, two core holes confirmed weak alteration zones in inter-fingered microdiorite intrusive and andesite both associated with minor amounts of disseminated and fracture-hosted pyrite and some veining.

Assays were received for 555 samples (including QC) and a further 302 samples, from Talik holes, are awaiting analysis. No significant gold intercepts reported to date. In the March quarter the focus will be on core drilling at Mt Tiro, Pepewo and Seraro prospects on Tatau Island and line cutting and soil sampling for IP survey at Banesa prospect, Tabar Island.

Gold Ridge, Solomon Islands

In the December quarter 1,490m of RC drilling was undertaken at the Namachamata deposit; with total 3,524 metres drilled since start-up completing the resource definition program.

The RC drilling, now at approximate 20m intervals on 25m spaced lines, is focused on confirmation of gold grades and determination of metallurgical recovery indicators . The main purpose of the drilling is to establish indicators of gold recovery for better mine planning. Sample assays of the new drilling are generally in line with previous results.

Assay results were received for 42 drill holes, with samples for a further 19 holes pending. Better down hole intercepts included 30m @ 4.12g/t Au from surface (GRC0032), 25m @ 6.97g/t Au from surface (GRC0033) and 36m @ 2.77g/t from 3m (GRC0054) occurring within the designed pit.

An Induced Polarization (IP) survey of 2.5 line kilometres was completed and has helped define moderate to steeply dipping anomalies associated with both the Dawsons and Kupers deposits. The targets identified by the IP survey will be followed up with infill surveying in the March quarter.

Drill targets to 150m can be tested with RC holes, the deep targets would require core drilling. A core rig is programmed to commence drilling in the March '11 quarter.

A complete listing of weighted average grades of mineralized intercepts in holes recently drilled at Gold Ridge, defined by a range of sample gold grade cut-offs, is presented in Table 6 below. The method of sampling and

calculation of the average grades (the same as used in Table 1 to Table 5 for Simberi down hole intercepts) is appended below Table 6.

Explanatory notes applying to Table 1 to Table 6 that follow.

Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied.

Drill core was cut with a diamond saw and half-core samples were taken for assaying, generally over one metre intervals. The samples were bagged and delivered to the Company's on-site sample preparation facility in the same secured compound at Simberi. The core samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining half core and coarse crushed material and a 200 g reference pulp sample were all archived in an adjacent locked storage area.

RC samples, collected below a cyclone over 1 metre intervals, were split to 1kg (Simberi) or 2kg (Gold Ridge), using a single tier riffle splitter. The 1kg samples were bagged and delivered to the Company's on-site sample preparation facilities at the site where the drilling was done, either Simberi or Gold Ridge, The RC cutting samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining cuttings material and, at Simberi, a 200 g reference pulp sample were archived in an adjacent locked storage area.

The pulversised samples were analysed either by an ALS (ALS_TSV) or Genalysis (GEN_TSV) laboratory (both independent of the Company) in Townsville, Australia or, for Simberi samples only, an on-site Company laboratory at Simberi dedicated to exploration samples (EXLAB). The Company's QA/QC procedures include the insertion of approximately 15% commercially produced analytical standards, crushed and pulverized duplicates and blanks in each sample batch.

The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV and GEN_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

The information provided in this report/statement/release constitutes Mineral Exploration Results as defined in JORC code, Clause 16. It is inappropriate to use such information for deriving estimates of tonnage and grade without fully taking into account its complete relational context.

Table 1 Botlu - Simberi >0.5 g/t Mineralised Intercepts Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH142	208306.0	43448.9	214.1	-70 / 180	0.0	161.6		1.19		EXLAB
			loss 0.1m		3.0	34.0	31.0	1.35		SU
				and	*9.0*	*21.0*	*12.0*	*1.36*		*SU*
			loss 0.1m	*and*	*25.0*	*34.0*	*9.0*	*1.78*		*SU*
			loss 1.0m		40.0	57.0	17.0	2.39		SU
			loss 1.0m	*incl*	*42.0*	*57.0*	*15.0*	*2.61*		*SU*
			loss 0.8m	*incl*	*42.0*	*54.0*	*12.0*	*2.91*		*SU*
				incl	*46.0*	*47.0*	*1.0*	*6.45*		*SU*
			loss 0.4m		40.0	67.0	27.0	5.26		SU

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
			loss 0.4m	incl	61.0	67.0	6.0	19.4		SU
			loss 0.2m	incl	64.0	66.0	2.0	43.3		SU
Total core loss = 1.8 m										
SDH161	208422.9	43464.3	223.9	-70 / 180	0.0	220.0		0.66		EXLAB
					131.0	186.0	55.0	1.37		SU
				incl	133.0	137.0	4.0	1.36		SU
				and	141.0	146.0	5.0	2.84		SU
				incl	142.0	145.0	3.0	3.89		SU
				and	163.0	186.0	23.0	1.79		SU
				incl	168.0	170.0	2.0	5.42		SU
Total core loss =0.1m										
SDH162	208377.8	43403.4	207.9	-75 / 178	0.0	151.1		0.45		ALS+EXLAB
					44.0	54.0	10.0	1.58		SU
				incl	45.0	47.0	2.0	3.46		SU
					82.0	115.0	33.0	1.22		SU
				incl	95.0	114.0	19.0	1.47		SU
Total core loss =1.5m										
SDH163	208344.7	43530.8	203.0	-80 / 235	0.0	172.1		1.43		ALS+EXLAB
					53.0	68.0	15.0	9.15		SU
				incl	53.0	56.0	3.0	10.8		SU
				incl	53.0	54.0	1.0	17.7		SU
				and	64.0	66.0	2.0	44.9		SU
				incl	64.0	65.0	1.0	84.6		SU
					119.0	152.0	33.0	2.15		SU
				incl	119.0	128.0	9.0	4.38		SU
				incl	120.0	122.0	2.0	5.45		SU
				and	126.0	127.0	1.0	11.70		SU
					155.0	165.0	10.0	0.79		SU
Total core loss =0.1m										

Table 2 - Sorowar, Simberi >0.5 g/t Mineralised Intercepts - Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH147	210320.3	44393.2	207.3	-65 / 45	0.0	150.6		0.93		ALS_TSV
			loss 0.7m		10.0	33.0	23.0	1.46		OX
				incl	14.0	16.0	2.0	2.33		OX
					21.0	32.0	11.0	1.98		OX
				incl	27.0	29.0	2.0	3.47		OX
			loss 2.0m		46.0	57.0	11.0	4.92		OX
			loss 2.0m	incl	47.0	55.0	8.0	6.21		OX
				incl	48.0	49.0	1.0	6.8		OX
			loss 0.3m	and	53.0	54.0	1.0	24.4	27.2	OX
					61.0	67.0	6.0	1.79		OX
				incl	61.0	66.0	5.0	2.00		OX

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
					99.0	101.0	2.0	4.16		TR
				incl	***99.0***	***100.0***	***1.0***	***6.31***		***TR***
Total core loss =2.5m										
SDH148	**210274.7**	**44259.9**	**213.3**	**-60 / 45**	**0.0**	**183.3**		**0.92**		**ALS_TSV**
			loss 2.0m		0.0	42.0	42.0	2.21		OX
				incl	***6.0***	***8.0***	***2.0***	***3.10***		***OX***
				and	***17.0***	***25.0***	***8.0***	***7.36***		***OX***
				incl	***17.0***	***18.0***	***1.0***	***6.20***		***OX***
				incl	***23.0***	***25.0***	***2.0***	***16.6***		***OX***
				and	***34.0***	***38.0***	***4.0***	***1.61***		***OX***
					81.0	93.0	12.0	2.56		OX, TR, SU
				incl	***81.0***	***83.0***	***2.0***	***3.39***		***OX, TR***
				and	***87.0***	***93.0***	***6.0***	***3.52***		***SU***
				incl	***91.0***	***92.0***	***1.0***	***5.61***		***SU***
			loss 1.0m		97.0	104.0	7.0	1.07		SU
					125.0	129.0	4.0	2.34		SU
			loss 1.0m		164.0	173.0	9.0	1.45		SU
Total core loss = 8.0m										
SDH149	**210254.0**	**44308.7**	**215.2**	**-60 / 45**	**0.0**	**212.8**		**0.51**		**ALS_TSV**
			loss 2.1m		111.0	131.0	20.0	4.42		OX, SU
			loss 2.1m	***incl***	***111.0***	***126.0***	***15.0***	***5.68***		***OX, SU***
			loss 2.1m	***incl***	***114.0***	***123.0***	***9.0***	***8.62***	***18.0***	***OX, SU***
				incl	***115.0***	***116.0***	***1.0***	***6.27***	***20.3***	***OX***
			loss 2.0m	***and***	***119.0***	***123.0***	***4.0***	***13.9***	***25.0***	***OX***
Total core loss = 2.2m										
SDH150	**210160.4**	**44074.0**	**224.4**	**-60 / 45**	**0.0**	**224.3**		**0.22**		**ALS_TSV**
					48.0	52.0	4.0	1.36		TR
					177.0	186.0	9.0	1.00		SU
Total core loss =1.2m										
SDH151	**209998.1**	**44416.2**	**194.7**	**-60 / 45**	**0.0**	**200.0**		**0.78**		**ALS_TSV**
					56.0	62.0	6.0	21.6		OX
				incl	***58.0***	***59.0***	***1.0***	***91.8***		***OX***

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
Total core loss =5.0m										
SDH152	**210291.4**	**44206.4**	**212.2**	**-60 / 45**	**0.0**	**158.3**		**0.84**		**ALS_TSV**
					0.0	11.0	11.0	1.26		OX
				incl	***0.0***	***5.0***	***5.0***	***1.39***		***OX***
			loss 0.8m		48.7	75.0	26.3	1.21		TR, SU
			loss 0.5m	***incl***	***51.0***	***61.5***	***10.5***	***1.90***		***SU***
			loss 0.2m	***incl***	***52.0***	***54.2***	***2.2***	***2.86***		***SU***
					83.0	117.0	34.0	1.99		TR, SU
				incl	***94.0***	***97.0***	***3.0***	***1.75***		***TR, SU***
				and	***103.0***	***112.0***	***9.0***	***5.10***		***TR, SU***
				incl	***103.0***	***111.0***	***8.0***	***5.63***		***SU***
				incl	***103.0***	***106.0***	***3.0***	***12.7***	***9.4***	***SU***
				incl	***103.0***	***105.0***	***2.0***	***17.0***	***11.5***	***SU***
Total core loss =2.0m										
SDH153	**210214.4**	**44059.2**	**223.2**	**-60 / 45**	**0.0**	**192.4**		**0.37**		**ALS_TSV**
					0.0	21.0	21.0	0.75		OX
					44.0	61.0	17.0	1.21		OX
					118.0	124.0	6.0	1.15		TR, SU
Total core loss = 0.7m										
SDH154	**210251.7**	**44021.0**	**226.4**	**-60 / 45**	**0.0**	**216.4**		**0.15**		**EXLAB**
					157.0	160.0	3.0	3.51		SU
Total core loss = 1.7m										
SDH155	**210376.9**	**44154.3**	**217.0**	**-60 / 45**	**0.0**	**148.1**		**0.30**		**EXLAB**
					0.0	10.0	10.0	1.09		OX
					16.0	28.0	12.0	0.92		OX
Total core loss =0.2m										
SDH156	**210402.6**	**44319.3**	**227.8**	**-60 / 45**	**0.0**	**150.6**		**0.14**		**EXLAB**
					0.0	7.0	7.0	1.23		OX
Total core loss =0.2m										
SDH157	**210409.0**	**44258.1**	**227.5**	**-53.5 / 47**	**0.0**	**150.6**		**0.50**		**EXLAB**
					0.0	7.0	7.0	2.15		OX
				incl	***0.0***	***1.0***	***1.0***	***5.20***		***OX***

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
					88.0	96.0	8.0	5.73		OX
				incl	***90.0***	***95.0***	***5.0***	***7.73***		***OX***
				incl	***93.0***	***94.0***	***1.0***	***27.1***		***OX***
Total core loss =0.1m										
SDH158	**210090.7**	**44357.5**	**208.9**	**-60 / 45**	**0.0**	**122.5**		**0.95**		**EXLAB**
					0.0	8.0	8.0	3.48		OX
				incl	***4.0***	***5.0***	***1.0***	***17.6***		***OX***
					24.0	34.0	10.0	3.96		OX
				incl	**25.0**	**28.0**	**3.0**	**7.30**		**OX**
				incl	***26.0***	***28.0***	***2.0***	***8.93***		***OX***
				and	***30.0***	***31.0***	***1.0***	***5.16***		***OX***
					84.0	99.0	15.0	2.52		***OX***
				incl	***92.0***	***98.0***	***6.0***	***3.66***		***OX***
				incl	***95.0***	***97.0***	***2.0***	***5.69***		***OX***
Total core loss =0.1m										
SDH159	**210157.4**	**44140.8**	**222.7**	**-60 / 49**	**0.0**	**217.8**		**0.16**		**EXLAB**
			loss 0.2m		83.0	88.0	5.0	2.82		OX, SU
				incl	***84.0***	***85.0***	***1.0***	***6.14***		***OX***
Total core loss =4.3m										
SDH160	**209927.9**	**44144.4**	**190.2**	**-60 / 45**	**0.0**	**158.3**		**0.09**		**EXLAB**
			loss 0.2m		26.0	32.0	6.0	0.9		SU
Total core loss =1.1m										

Table 3 Samat - Simberi Deposit >0.5 g/t Mineralised Intercepts - Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Avg Est Recovery	Oxidation
SDH140	**207300.0**	**44752.8**	**40.2**	**-60 / 315**	**0.0**	**161.1**		**0.26**		**EXLAB**
			loss 0.65m		79.0	87.0	8.0	1.38		SU
			loss 0.1m	***incl***	***82.0***	***84.0***	***2.0***	***2.77***		***SU***
					109.0	120.0	11.0	0.85		SU
					124.0	133.0	9.0	1.11		SU
Total core loss = 1.15 m										
RC1822DD	**207497.8**	**44440.3**	**109.8**	**-60 / 180**	**0.0**	**160.1**		**0.19**		**EXLAB**
			loss 2.2m		123.0	130.0	7.0	0.89		SU
					135.0	143.0	8.0	1.52		SU
Total core loss = 2.1 m										

Table 4 SE Sorowar Simberi Deposit >0.5 g/t Mineralised Intercepts - Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH141	**209532.9**	**44582.9**	**171.1**	**-60 / 45**	**0.0**	**180.6**		**0.36**		**EXLAB**
					19.0	41.0	22.0	0.78		OX
					79.0	85.0	6.0	0.93		OX
					171.0	180.6	9.6	1.18		SU
Total core loss = 3.8 m										
SDH143	**209563.8**	**44563.4**	**177.6**	**-55 / 45**	**0.0**	**162.0**		**0.73**		**EXLAB**
					28.0	66.0	38.0	1.15		OX
			loss 0.1m		80.0	93.0	13.0	1.76		OX
				incl	***82.0***	***84.0***	***2.0***	***2.65***		***OX***
				and	***88.0***	***90.0***	***2.0***	***3.09***		***OX***
					115.0	119.0	4.0	1.38		SU
					128.0	130.0	2.0	4.21		SU
				incl	***129.0***	***130.0***	***1.0***	***6.25***		***SU***
Total core loss = 1.8 m										
SDH144	**209692.3**	**44538.1**	**204.2**	**-55 / 90**	**0.0**	**185.1**		**0.96**		**EXLAB**
					128.0	137.0	9.0	14.9		SU
				incl	***129.0***	***130.0***	***1.0***	***5.62***		***SU***
				and	***133.0***	***137.0***	***4.0***	***30.5***		***SU***
				incl	***134.0***	***135.0***	***1.0***	***83.2***		***SU***
				and	***136.0***	***137.0***	***1.0***	***30.1***		***SU***
Total core loss = 0.6 m										
SDH145	**209694.6**	**44538.5**	**204.2**	**-55 / 45**	**0.0**	**250.0**		**0.17**		**EXLAB**
					79.0	83.0	4.0	3.20		TR
				incl	***80.0***	***82.0***	***2.0***	***5.36***		***TR***
Total core loss =2.9m										
SDH146	**209697.5**	**44537.3**	**204.1**	**-55 / 315**	**0.0**	**153.3**		**0.53**		**EXLAB**
					110.0	117.0	7.0	3.02		SU
				incl	***111.0***	***114.0***	***3.0***	***4.04***		***SU***
					124.0	137.0	13.0	2.35		SU
				incl	***129.0***	***131.0***	***2.0***	***4.05***		***SU***
				and	***135.0***	***137.0***	***2.0***	***6.97***		***SU***
Total core loss = 1.4m										

Table 5 Pigibo - Simberi Deposit >0.5 g/t Mineralised Intercepts - Reported Dec Qtr 2010 –

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
RC1833	**208795.3**	**43700.2**	**226.1**	**-60 / 180**	**0.0**	**60.0**		**1.82**		**EXLAB**
					0.0	3.0	3.0	4.97		OX, TR
				incl	***0.0***	***2.0***	***2.0***	***6.97***		***OX***
				incl	***0.0***	***1.0***	***1.0***	***10.8***		***OX***
					21.0	53.0	32.0	2.68		OX
				incl	***21.0***	***27.0***	***6.0***	***1.90***		***OX***

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
				incl	*26.0*	*29.0*	*3.0*	*3.10*		*OX*
				incl	*26.0*	*27.0*	*1.0*	*6.34*		*OX*
				and	*33.0*	*53.0*	*20.0*	*3.36*		*OX*
				incl	*37.0*	*46.0*	*9.0*	*5.43*		*OX*
				incl	*39.0*	*40.0*	*1.0*	*6.86*		*OX*
				and	*42.0*	*46.0*	*4.0*	*7.18*		*OX*
				and	*17.0*	*32.0*	*15.0*	*2.82*		*OX*
				incl	*20.0*	*26.0*	*6.0*	*4.53*		*OX*
				incl	*23.0*	*25.0*	*2.0*	*6.95*		*OX*
RC1834	**208811.0**	**43653.2**	**227.4**	**-60 / 180**	**0.0**	**60.0**		**0.38**		**EXLAB**
					0.0	11.0	11.0	1.33		OX
				incl	*3.0*	*7.0*	*4.0*	*1.72*		*OX*
RC1835	**208844.7**	**43600.4**	**232.0**	**-60 / 180**	**0.0**	**60.0**		**0.26**		**EXLAB**
					19.0	21.0	2.0	3.07		OX
				incl	*20.0*	*21.0*	*1.0*	*5.65*		*OX*
RC1836	**209046.4**	**43402.0**	**224.9**	**-60 / 180**	**0.0**	**60.0**		**0.10**		**EXLAB**
					0.0	60.0	No significant intercepts			
RC1837	**209094.6**	**43400.7**	**203.7**	**-60 / 180**	**0.0**	**80.0**		**0.02**		**EXLAB**
					0.0	80.0	No significant intercepts			
RC1838	**209110.2**	**43447.9**	**203.3**	**-60 / 180**	**0.0**	**60.0**		**0.06**		**EXLAB**
					0.0	60.0	No significant intercepts			
RC1839	**209110.2**	**43447.9**	**203.3**	**-60 / 180**	**0.0**	**80.0**		**0.09**		**EXLAB**
					3.0	8.0	5.0	1.03		OX, SU
RC1840	**209157.0**	**43501.1**	**193.3**	**-60 / 180**	**0.0**	**80.0**		**0.21**		**EXLAB**
					15.0	24.0	9.0	1.09		SU
RC1841	**209158.3**	**43548.9**	**200.7**	**-60 / 180**	**0.0**	**80.0**		**0.11**		**EXLAB**
					22.0	26.0	4.0	1.02		SU
RC1842	**209152.1**	**43603.1**	**200.2**	**-60 / 180**	**0.0**	**80.0**		**0.38**		**EXLAB**
					23.0	36.0	13.0	0.96		SU
RC1843	**209097.7**	**43653.0**	**219.5**	**-60 / 180**	**0.0**	**80.0**		**0.23**		**EXLAB**
					0.0	80.0	No significant intercepts			
RC1844	**209098.4**	**43600.7**	**223.0**	**-60 / 180**	**0.0**	**80.0**		**0.23**		**EXLAB**
					0.0	80.0	No significant intercepts			
RC1845	**209185.0**	**43574.2**	**195.3**	**-60 / 180**	**0.0**	**80.0**		**0.24**		**EXLAB**
					0.0	80.0	No significant intercepts			

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
RC1846	**209195.5**	**43621.0**	**188.9**	**-60 / 180**	**0.0**	**80.0**		**0.21**		**EXLAB**
					0.0	80.0	No significant intercepts			
RC1847	**209227.0**	**43676.4**	**185.4**	**-60 / 180**	**0.0**	**60.0**		**0.28**		**EXLAB**
					0.0	80.0	No significant intercepts			
RC1848	**209253.9**	**43711.1**	**186.0**	**-60 / 180**	**0.0**	**60.0**		**0.24**		**EXLAB**
					0.0	60.0	No significant intercepts			
RC1849	**209288.4**	**43740.4**	**187.4**	**-60 / 180**	**0.0**	**60.0**		**0.22**		**EXLAB**
					0.0	60.0	No significant intercepts			
RC1850	**209296.0**	**43774.3**	**186.4**	**-60 / 180**	**0.0**	**60.0**		**0.25**		**EXLAB**
					0.0	60.0	No significant intercepts			
RC1851	**209247.5**	**43881.4**	**174.2**	**-60 / 180**	**0.0**	**60.0**		**0.20**		**EXLAB**
					5.0	15.0	10.0	0.69		OX
RC1852	**209319.6**	**43961.8**	**151.9**	**-60 / 180**	**0.0**	**60.0**		**0.05**		**EXLAB**
					0.0	60.0	No significant intercepts			
RC1853	**209324.7**	**43961.3**	**151.8**	**-60 / 270**	**0.0**	**60.0**		**0.03**		**EXLAB**
					0.0	60.0	No significant intercepts			
RC1854	**209370.0**	**44004.7**	**148.0**	**-60 / 180**	**0.0**	**46.0**		**0.22**		**EXLAB**
					0.0	5.0	5.0	1.22		OX
RC1856	**209377.4**	**44006.3**	**147.8**	**-60 / 360**	**0.0**	**60.0**		**0.26**		**EXLAB**
					0.0	3.0	3.0	1.91		OX
RC1857	**209376.4**	**44004.3**	**147.7**	**-60 / 180**	**0.0**	**60.0**		**0.23**		**EXLAB**
					0.0	6.0	6.0	1.57		OX

Table 6 Namachamata, Gold Ridge >0.5 g/t Mineralised Intercepts - Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
GRC0021	**40650.3**	**23574.9**	**450.6**	**-60 / 270**	**0.0**	**60.0**		**2.30**		
					13.0	27.0	14.0	2.88		OX, TR, SU
				incl	***14.0***	***22.0***	***8.0***	***3.79***		OX, TR, SU
				incl	***16.0***	***17.0***	***1.0***	***7.01***		TR
				and	***20.0***	***22.0***	***2.0***	***6.62***		OX, SU
				and	***25.0***	***27.0***	***2.0***	***2.00***		OX, SU
					43.0	52.0	9.0	10.0		OX, TR, SU

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
				incl	*45.0*	*46.0*	*1.0*	*6.02*		OX
				and	*48.0*	*50.0*	*2.0*	*40.3*		OX
				incl	*48.0*	*49.0*	*1.0*	*77.6*		OX
GRC0022	**40559.2**	**23615.1**	**450.1**	**-60 / 270**	**0.0**	**60.0**		**0.25**		
					0.0	2.0	2.0	0.93		
					26.0	32.0	6.0	1.04		OX, SU
GRC0023	**40703.5**	**23514.8**	**464.1**	**-60 / 270**	**0.0**	**40.0**		**0.02**		
					No significant results					
GRC0024	**40703.6**	**23553.3**	**455.1**	**-60 / 270**	**0.0**	**40.0**		**0.37**		
					16.0	22.0	6.0	0.96		TR, SU
				incl	*17.0*	*19.0*	*2.0*	*1.43*		TR
					32.0	34.0	2.0	2.58		SU
GRC0025	**40706.0**	**23569.1**	**453.0**	**-60 / 270**	**0.0**	**60.0**		**0.38**		
					9.0	24.0	15.0	1.05		OX, TR, SU
				incl	*10.0*	*13.0*	*3.0*	*1.10*		OX
				and	*22.0*	*24.0*	*2.0*	*2.09*		TR
					25.0	28.0	3.0	0.52		TR
GRC0026	**40550.3**	**23647.4**	**430.0**	**-60 / 270**	**0.0**	**40.0**		**0.18**		**ALS_TSV**
					0.0	3.0	3.0	0.66		OX
GRC0027	**40749.9**	**23521.4**	**466.0**	**-60 / 270**	**0.0**	**40.0**		**0.03**		**ALS_TSV**
					0.0	40.0	No significant intercepts			
GRC0028	**40750.6**	**23549.1**	**455.9**	**-60 / 270**	**0.0**	**50.0**		**0.01**		**ALS_TSV**
					0.0	50.0	No significant intercepts			
GRC0029	**40748.8**	**23575.3**	**446.2**	**-60 / 270**	**0.0**	**60.0**		**0.03**		**ALS_TSV**
					0.0	60.0	No significant intercepts			
GRC0030	**40702.1**	**23592.1**	**438.4**	**-60 / 270**	**0.0**	**70.0**		**0.72**		**ALS_TSV**
					3.0	10.0	7.0	3.68		OX
					3.0	4.0	1.0	9.60	10.2	OX
					6.0	8.0	2.0	4.38		OX
					27.0	30.0	3.0	0.77		SU
GRC0031	**40704.2**	**23609.8**	**434.1**	**-60 / 270**	**0.0**	**58.0**		**1.27**		**ALS_TSV**
					0.0	19.0	19.0	2.24		OX, SU
				incl	*7.0*	*9.0*	*2.0*	*5.20*		*SU*
				and	*14.0*	*19.0*	*5.0*	*4.78*		*SU*
				incl	*16.0*	*19.0*	*3.0*	*6.92*		*SU*
				incl	*18.0*	*19.0*	*1.0*	*13.05*		*SU*
					26.0	34.0	8.0	2.05		SU
				incl	*27.0*	*29.0*	*2.0*	*4.12*		*SU*
				and	*32.0*	*33.0*	*1.0*	*5.73*		*SU*
					42.0	58.0	16.0	0.73		SU

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
GRC0032	40750.4	23600.3	435.3	-60 / 270	0.0	70.0		2.19		ALS_TSV
					0.0	30.0	30.0	4.12		OX, SU
				incl	0.0	3.0	3.0	4.12		OX
				incl	0.0	1.0	1.0	8.31		OX
				and	11.0	30.0	19.0	5.55		SU
				incl	12.0	13.0	1.0	6.03		SU
				and	17.0	22.0	5.0	8.34		SU
				incl	20.0	21.0	1.0	17.40	22.9	SU
				and	23.0	27.0	4.0	7.50		SU
				incl	23.0	26.0	3.0	10.26		SU
				incl	24.0	26.0	2.0	12.75	9.1	SU
				and	28.0	30.0	2.0	7.34		SU
					42.0	44.0	2.0	1.22		SU
					51.0	56.0	5.0	4.52		SU
				incl	53.0	56.0	3.0	7.17		SU
				incl	54.0	56.0	2.0	10.24		SU
				incl	54.0	55.0	1.0	14.85		SU
GRC0033	40756.6	23648.8	420.2	-60 / 270	0.0	70.0		2.79		ALS_TSV
					0.0	25.0	25.0	6.97		OX, SU
				incl	3.0	25.0	22.0	7.53		SU
				incl	3.0	6.0	3.0	5.24		SU
				and	8.0	10.0	2.0	7.04		SU
				and	12.0	16.0	4.0	3.72		SU
				incl	12.0	13.0	1.0	6.88	9.4	SU
				and	18.0	20.0	2.0	52.74	12.2	SU
				incl	19.0	20.0	1.0	96.20	13.1	SU
					28.0	37.0	9.0	2.20		SU
				incl	31.0	37.0	6.0	2.99		SU
				incl	34.0	36.0	2.0	5.82		SU
					49.0	51.0	2.0	0.68		SU
GRC0034	40752.8	23668.6	414.4	-60 / 270	0.0	70.0		0.01		ALS_TSV
					0.0	70.0	No significant intercepts			
GRC0035	40753.9	23625.8	425.3	-60 / 270	0.0	30.0		0.06		ALS_TSV
					0.0	30.0	No significant intercepts			
GRC0036	40700.3	23644.7	418.0	-60 / 270	0.0	75.0		0.29		ALS_TSV
					50.0	52.0	2.0	1.41		SU
					73.0	75.0	2.0	2.30		SU
GRC0037	40795.0	23659.6	420.8	-60 / 270	0.0	50.0		0.14		ALS_TSV
					0.0	50.0	No significant intercepts			
GRC0038	40700.0	23630.0	417.9	-60 / 270	0.0	50.0		0.55		ALS_TSV
					10.0	50.0	40.0	1.54		SU
					31.0	39.0	8.0	1.48		SU
				incl	31.0	34.0	3.0	2.80		SU
					43.0	47.0	4.0	0.69		SU

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
GRC0039	**40700.0**	**23670.0**	**409.1**	**-60 / 270**	**0.0**	**50.0**		**0.03**		**ALS_TSV**
					0.0	50.0	No significant intercepts			
GRC0040	**40800.0**	**23630.0**	**428.0**	**-60 / 270**	**0.0**	**70.0**		**0.22**		**ALS_TSV**
					57.0	63.0	6.0	1.25		SU
				incl	***57.0***	***60.0***	***3.0***	***1.93***		***SU***
GRC0041	**40700.0**	**23660.0**	**413.9**	**-60 / 270**	**0.0**	**70.0**		**0.02**		**ALS_TSV**
					0.0	70.0	No significant intercepts			
GRC0042	**40750.0**	**23690.0**	**409.6**	**-60 / 270**	**0.0**	**60.0**		**0.01**		**ALS_TSV**
					0.0	60.0	No significant intercepts			
GRC0043	**40800.0**	**23690.0**	**410.8**	**-60 / 270**	**0.0**	**60.0**		**0.06**		**ALS_TSV**
					0.0	60.0	No significant intercepts			
GRC0044	**40800.0**	**23610.0**	**437.7**	**-60 / 270**	**0.0**	**40.0**		**0.04**		**ALS_TSV**
					0.0	40.0	No significant intercepts			
GRC0045	**40800.0**	**23530.0**	**471.0**	**-60 / 270**	**0.0**	**40.0**		**0.01**		**ALS_TSV**
					0.0	40.0	No significant intercepts			
GRC0046	**40802.0**	**23570.0**	**448.9**	**-60 / 270**	**0.0**	**50.0**		**0.03**		**ALS_TSV**
					0.0	50.0	No significant intercepts			
GRC0047	**40825.0**	**23604.0**	**448.0**	**-60 / 270**	**0.0**	**70.0**		**0.02**		**ALS_TSV**
					0.0	70.0	No significant intercepts			
GRC0048	**40838.0**	**23571.0**	**462.5**	**-60 / 270**	**0.0**	**60.0**		**0.01**		**ALS_TSV**
					0.0	60.0	No significant intercepts			
GRC0049	**40804.0**	**23530.0**	**467.0**	**-60 / 270**	**0.0**	**60.0**		**0.06**		**ALS_TSV**
					0.0	60.0	No significant intercepts			
GRC0050	**40805.0**	**23605.0**	**439.7**	**-60 / 270**	**0.0**	**40.0**		**0.04**		**ALS_TSV**
					0.0	40.0	No significant intercepts			
GRC0051	**40775.0**	**23560.0**	**444.6**	**-60 / 270**	**0.0**	**40.0**		**0.01**		**ALS_TSV**
					0.0	40.0	No significant intercepts			
GRC0052	**40775.0**	**23620.0**	**428.4**	**-60 / 270**	**0.0**	**40.0**		**2.06**		**ALS_TSV**
					2.0	16.0	14.0	4.88		
					7.0	16.0	9.0	7.10		
				incl	***7.0***	***8.0***	***1.0***	***44.60***		
				and	***11.0***	***14.0***	***3.0***	***4.32***		
				incl	***11.0***	***12.0***	***1.0***	***7.41***		
					34.0	40.0	6.0	0.84		
				incl	***35.0***	***37.0***	***2.0***	***1.21***		

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
GRC0053	**40775.0**	**23600.0**	**433.4**	**-60 / 270**	**0.0**	**40.0**		**1.08**		**ALS_TSV**
					0.0	2.0	2.0	5.56		
					1.0	2.0	1.0	7.29		
					20.0	25.0	5.0	6.12		
				incl	***20.0***	***21.0***	***1.0***	***11.10***		
				and	***22.0***	***24.0***	***2.0***	***8.42***		
GRC0054	**40775.0**	**23640.0**	**423.4**	**-60 / 270**	**0.0**	**40.0**		**2.51**		**ALS_TSV**
					3.0	39.0	36.0	2.77		
				incl	***6.0***	***24.0***	***18.0***	***2.47***		
				incl	***14.0***	***15.0***	***1.0***	***7.53***		
				incl	***14.0***	***22.0***	***8.0***	***3.65***		
				and	***19.0***	***20.0***	***1.0***	***5.10***		
				and	***30.0***	***39.0***	***9.0***	***5.58***		
				incl	***31.0***	***34.0***	***3.0***	***13.75***		
				incl	***32.0***	***34.0***	***2.0***	***18.83***		
GRC0055	**40728.0**	**23600.0**	**436.9**	**-60 / 270**	**0.0**	**60.0**		**1.54**		**GEN_TSV**
					1.0	5.0	4.0	1.67		
				incl	***1.0***	***4.0***	***3.0***	***1.91***		
					10.0	12.0	2.0	1.81		
					15.0	18.0	3.0	11.00		
				incl	***16.0***	***17.0***	***1.0***	***30.00***		
					22.0	24.0	2.0	7.37		
				incl	***23.0***	***24.0***	***1.0***	***13.40***		
					27.0	30.0	3.0	1.07		
					33.0	35.0	2.0	1.27		
					43.0	45.0	2.0	2.69		
					47.0	64.0	17.0	0.59		
GRC0056	**40724.0**	**23620.0**	**431.8**	**-60 / 270**	**0.0**	**60.0**		**1.28**		**GEN_TSV**
					0.0	9.0	9.0	2.34		
				incl	***0.0***	***8.0***	***8.0***	***2.54***		
				incl	***6.0***	***7.0***	***1.0***	***7.62***		
					12.0	14.0	2.0	1.92		
					17.0	20.0	3.0	1.77		
					26.0	36.0	10.0	1.82		
				incl	***26.0***	***35.0***	***9.0***	***1.95***		
					38.0	43.0	5.0	1.79		
				incl	***41.0***	***43.0***	***2.0***	***4.15***		
				incl	***42.0***	***43.0***	***1.0***	***7.11***		
GRC0057	**40723.0**	**23641.0**	**425.4**	**-60 / 270**	**0.0**	**60.0**		**0.86**		**GEN_TSV**
					0.0	3.0	3.0	0.77		
					12.0	16.0	4.0	2.33		
				incl	***13.0***	***14.0***	***1.0***	***6.14***		
					30.0	33.0	3.0	1.18		
				incl	***30.0***	***32.0***	***2.0***	***1.31***		
					37.0	41.0	4.0	4.48		

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
				incl	***40.0***	***41.0***	***1.0***	***11.10***		
GRC0058	**40721.0**	**23659.0**	**421.8**	**-60 / 270**	**0.0**	**50.0**		**0.22**		**GEN_TSV**
					0.0	4.0	4.0	0.57		
					27.0	33.0	6.0	1.10		
				incl	***31.0***	***33.0***	***2.0***	***2.22***		
GRC0059	**40725.0**	**23580.0**	**445.9**	**-60 / 270**	**0.0**	**50.0**		**0.91**		**GEN_TSV**
					12	26.0	14.0	3.03		
				incl	***16***	***26.0***	***10.0***	***3.45***		
				incl	***19***	***20.0***	***1.0***	***5.37***		
				and	***24***	***26.0***	***2.0***	***6.01***		
GRC0060	**40675.0**	**23623.0**	**426.7**	**-60 / 270**	**0.0**	**50.0**		**0.67**		**GEN_TSV**
					11.0	15.0	4.0	1.00		
				incl	***13.0***	***15.0***	***2.0***	***1.39***		
					23.0	27.0	4.0	1.98		
				incl	***25.0***	***27.0***	***2.0***	***3.53***		
				incl	***25.0***	***26.0***	***1.0***	***5.07***		
					47.0	49.0	2.0	0.75		
GRC0061	**40672.0**	**23635.0**	**425.7**	**-60 / 270**	**0.0**	**50.0**		**0.96**		**GEN_TSV**
					6.0	18.0	12.0	3.08		
				incl	***7.0***	***11.0***	***4.0***	***7.26***		
				incl	***9.0***	***10.0***	***1.0***	***23.7***		
				and	***14.0***	***18.0***	***4.0***	***1.36***		
					45.0	48.0	3.0	1.26		
				incl	***46.0***	***48.0***	***2.0***	***1.48***		
GRC0062	**40675.0**	**23660.0**	**421.5**	**-60 / 270**	**0.0**	**50.0**		**1.90**		**GEN_TSV**
					41.0	50.0	9.0	10.1		
				incl	***41.0***	***49.0***	***8.0***	***11.3***		
				incl	***47.0***	***48.0***	***1.0***	***80.4***		

RESULTS OF OPERATIONS

Cash position as at December 31, 2010

Allied Gold's cash position as at December 31, 2010 was A$36,486,444 in available cash and cash equivalents, compared with A$72,047,976 as at September 30, 2010 and A$85,525,391 as at June 30, 2010. The decrease was primarily attributable to capital expenditure A$31.7million in relation to the redevelopment of the Gold Ridge Project.

Quarter ended December 31, 2010 as compared to Quarter ended December 31, 2009

The tables below summarises the key financial and operating statistics for Allied Gold's mining and processing activities for the Quarter and the Previous Quarter:

Key financial statistic	**3 months ended December 31, 2010 A$**	**3 months ended December 31, 2009 A$**
Sales revenue	20,803,462	17,151,610
Gross margin	4,474,955	(1,424,321)
Corporate expenses	(2,449,247)	(5,479,281)
Share based remuneration expense	1,252,500	(6,819,755)
Financial expenses	(147,564)	(1,072,642)
Other expenses /(income)	5,185,570	(1,647,428)
Profit / (loss) for the period	**8,316,214**	**(16,443,427)**

Key financial statistics	**3 months ended December 31, 2010 A$**	**3 months ended December 31, 2009 A$**
Cashflow from operations	2,431,555	(7,607,792)
Cashflow from investing activities	(47,753,894)	(694,971)
Cashflow from financing activities	9,271,606	148,632,941
Net cashflow	**(36,050,733)**	**140,330,178**

Key operating statistic	**Unit of measure**	**3 months ended December 31, 2010**	**3 months ended December 31, 2009**	**12 months ended June 30, 2010**
Waste mined	tonnes	528,031	158,084	634,296
Ore mined	tonnes	655,288	495,121	1,981,500
Ore processed	tonnes	583,031	482,865	1,949,650
Grade	grams of gold/tonne	1.14	1.26	1.18
Recovery	%	88.5	88.5	87.9
Gold produced	ounces	18,921	17,456	64,327
Gold sold	ounces	16,621	17,971	63,960

Profit for the Quarter compared to the Previous Quarter

Allied Gold reported revenue of A$20,803,462 and a net profit of A$8,316,214 or 0.80 cents per share for the Quarter, compared with revenue of A$17,151,610 and a net loss of (A$16,443,427) or (2.78) cents per share for the prior corresponding Quarter ended December 31, 2009 (the "**Previous Quarter**").

The results for the Quarter (December 2010) as compared to the Previous Quarter (December 2009) reflect the following:

- Gold revenue for the Quarter of A$20,803,462 was 21% higher than gold revenue of A$17,151,610 in the Previous Quarter for the following reasons:

    - Sales of 16,621 ounces in 2010 compared to 17,971 ounces in 2009 (an unfavourable volume variance of A$1.3 million). Whilst gold production of 18,921 ounces in 2010 exceeded production of 17,456 ounces in 2009, the volume of gold sold was lower in 2010.This resulted from a build up of gold in circuit due to the adverse impact on the elution circuit of a deterioration in water quality arising from below average rainfall at the Simberi Oxide Plant. The Company expects the build up inventories to be reversed during the March 2011 quarter.

- Average realised gold price of A$1,252 per ounce in 2010 compared to A$953 per ounce in 2009 (a favourable price variance of A$4.9 million). The average realised gold price is net of adjustments against revenue arising from the Group's hedge book. Whilst the hedge book was paid out in February 2010, for accounting purposes the hedging losses crystallised at that time are amortised in accordance with the original maturity schedule of the hedge book. The final maturity of the hedge book at the time of its closure in February 2010 was December 31, 2010 and as such there will be no further hedge accounting adjustments required for the March 2011 and subsequent quarters.

- Cost of sales of A$16,328,527 for the Quarter equates to A$982 per ounce of gold sold compared to the Previous Quarter costs of sales of A$18,575,931 or A$1,034 per ounce. Costs per ounce were slightly lower in the Quarter notwithstanding an increase in the ratio of waste mined to total ore mined from 0.32:1 in the Previous Quarter to 0.81:1 and a reduction in head grade from 1.26 in the Previous Quarter to 1.14 in the Quarter. The achievement of a reduced cost per ounce in the Quarter notwithstanding the adverse impacts on costs of the above factors reflects the cost efficiencies that are being derived from the Simberi debottlenecking initiatives. The increase in the waste ratio reflected the need to access deeper ore bodies and was consistent with current mine planning. It is expected that a ratio of 1:1 will be maintained in future quarters.

- Corporate expenses of A$2,449,247 in 2010 were significantly lower than the corporate expenses of A$5,479,281 in 2009 notwithstanding an expanded corporate presence as a consequence of the centralisation of a number of functions (purchasing, human resources and training) following the acquisition of Australian Solomons Gold. The reduction in costs was attributable to the Previous Quarter costs including approximately A$1.8 million in costs incurred as part of the acquisition of Australian Solomons Gold as well as legal costs incurred in relation to the Intermet dispute and costs associated with the listing of the allied Group on the TSX.

- In 2010 the cancellation of Executive compensation options due to production based vesting conditions not being met result in a write back of previously recognised share based compensation expense in the amount of A$1,252,500. In the previous quarter share based compensation expense was A$6,819,855.

- In 2010 an amount of A$4,000,000 was recognised as financing income in the Quarter pursuant to the derecognition of accruals that were made by a subsidiary. Management considers that these amounts were no longer required as at December 31, 2010.

Cash and cash flows for the Quarter compared to the Previous Quarter

In the Quarter, Allied Gold reported a net decrease in cash and cash equivalents of (A$36,050,733) compared to a net increase of A$140,330,178 in cash and cash equivalents in the Previous Quarter. The increased cash flow usage in the Quarter was primarily due to:

- Cash generated by operating activities of A$2,431,555 in the Quarter compared to the Previous Quarter cash used by operating activities of (A$7,607,972) due to:
  - Due to termination of the hedge book in February 2010 all sales in the Quarter realised cash proceeds based on the spot price whereas in the Previous Quarter, 10,754 ounces of gold sold realised cash proceeds at the hedge price of US$700 per ounce being the hedge price. This resulted in approximately A$7.3 million of additional cash proceeds in the Quarter (10,754 hedged ounces by differential of approximately A$678 per ounce between hedge price and average achieved spot price in 2010). In addition, in the Previous Quarter approximately A$3 million of sales revenue had not been received in cash even though the sales revenue was recognized for accounting purposes.
  - In the previous quarter cash costs of approximately A$3.5 million were incurred in relation to the acquisition of Australian Solomons Gold and the listing of Allied Gold Limited on the TSX.
- Cash used by investing activities increased from (A$694,971) in the Previous Quarter to (A$47,753,894) in the Quarter due primarily to expenditure on property, plant and equipment in the Quarter in relation to (i) debottlenecking and optimization initiatives on Simberi Island of A$10 million (ii) expenditure of A$1.1 million on the ongoing Sulphide Feasibility Study being undertaken on Simberi Island (iii) capital expenditure on the Gold Ridge redevelopment project of A$80 million (iv) capitalised borrowing costs of approximately A$2.8 million. The Previous Quarter also included A$3.6 million in cash acquired on the acquisition of ASG.
- Cash generated from financing activities decreased from A$148,632,941 in the Previous Quarter to A$9,271,606in the Quarter. In the Previous Quarter Allied Gold completed an equity raising for A$150,293,558 (net of equity raising costs). In the Quarter the Group drew down A$15,361,958 in financing proceeds through Bank of the South Pacific; approximately a further A$20 million is committed but undrawn under the Bank of the South Pacific facility.

Six months ended December 31, 2010 as compared to six months ended December 31, 2009

The tables below summarise the key financial and operating statistics for Allied Gold's mining and processing activities for the six months ended December 31, 2010 (**Six Months**), the six months ended December 31, 2009 (**Previous Six Months**) and the year ended June 30, 2010:

Key financial statistic	**6 months ended December 31, 2010**	**6 months ended December 31, 2009**	**Year ended June 30, 2010**
	A$	**A$**	**A$**
Sales revenue	40,942,585	33,141,171	67,555,369
Gross margin	8,367,716	(5,009,648)	(2,734,171)
Corporate expenses	(4,950,553)	(8,002,387)	(14,773,680)
Share based remuneration	1,252,500	(6,819,755)	(6,828,559)
Financial expenses	(501,456)	(1,839,198)	(5,996,122)
Other expenses /(income)	5,220,785	(744,691)	40,561,347
Loss for the period	9,388,992	(22,415,679)	10,228,815

Cashflow from operations	7,856,534	(8,933,231)	(20,509,398)
Cashflow from investing activities	(103,318,849)	(6,592,836)	(63,800,604)
Cashflow from financing actiivites	46,437,202	151,091,597	148,677,057
Net cashflow	(49,025,113)	135,565,530	64,367,055

Key operating statistic	Unit of measure	6 months ended December 31, 2010	Volume 6 months ended December 31, 2009	Year ended June 30, 2010
Waste mined	tonnes	1,063,224	223,095	634,296
Ore mined	tonnes	1,249,785	962,489	1,981,500
Ore processed	tonnes	1,153,504	972,121	1,949,650
Grade	grams of gold/tonne	1.11	1.14	1.18
Recovery	%	89.9	88.1	87.9
Gold produced	ounces	37,127	31,528	64,327
Gold sold	ounces	33,556	33,391	63,980

Allied Gold reported revenue of A$40,942,585 and a net profit of A$9,388,992 or 0.80 cents per share for the Six Months, compared with revenue of A$33,141,171 and a net loss of A$(22,415,679) or (4.24) cents per share for the Previous Six Months ended December 31, 2009.

The results for the Six Months as compared to the Previous Six Months reflect the following:

- A higher level of production in the Six Months as production for the Previous Six Months was impacted by nine lost days of production as a result of an illegal cease work order in December 2009. The results for the Previous Six Months as compared to the Six Months also reflect a lower level of production due to unseasonal weather conditions.

- Gold sales of 33,556 ounces in the Six Months were at an average realized price (net of hedging adjustments) of A$1,220/oz compared to gold sales of 33,391 oz in the Previous Six Months which were at an average realized price of A$991/oz. Revenue from gold sales increased by A$7,801,414 or approximately 24% due primarily to the higher achieved gold prices in the six months.

- Mining and processing volumes for the Six Months exceeded the volumes achieved in the Previous Six Months, and resulted in gold production increasing by 18% to 37,127 ounces. The improved mining and processing throughput was principally as a result of the Company's ongoing debottlenecking and optimisation initiatives.

- Whilst gold production of 37,127 ounces in the Six Months exceeded production of 31,528 ounces in the Previous Six Months, the volume of gold sold was approximately the same in both periods due to:

    - A build up of gold in circuit of approximately 2,190 ounces due to the adverse impact on the elution circuit of a deterioration in water quality arising from below average rainfall at the Simberi Oxide Plant. The Company expects the build up inventories to be reversed during the March 2011 quarter.

    - Gold produced but not shipped to the refinery as at December 31, 2010 totalling approximately 1,380 ounces. This gold was sold in January 2011.

- The total cost per ounce of gold sold (including non cash cost) in the Six Months was A$971 per ounce compared to A$1,210 in the Previous Six Months. The reduction in total costs per ounce is consistent with the largely fixed nature of the costs of the Simberi Gold Project being spread over a larger production volume in the Six Months.

- Corporate expenses of A$4,950,553 in 2010 were significantly lower than the corporate expenses of A$8,002,387 in 2009 notwithstanding an expanded corporate presence as a consequence of the

centralisation of a number of functions (purchasing, human resources and training) following the acquisition of Australian Solomons Gold. The reduction in costs was attributable to the Previous Quarter costs included approximately A$1.8 million in costs incurred as part of the acquisition of Australian Solomons Gold as well as legal costs incurred in relation to the legal action being take by Simberi against Intermet, the consulting engineers for the construction of the Simberi plant and costs associated with the listing of the Allied Group on the TSX.

- In 2010 the cancellation of Executive compensation options due to production based vesting conditions not being met result in a write back of previously recognised share based compensation expense in the amount of A$1,252,500. In the previous quarter share based compensation expense was A$6,819,755.

- In 2010 an amount of A$4,000,000 was recognised as financing income in the Quarter pursuant to the derecognition of accruals that were made by a subsidiary. Management considers that these amounts were no longer required as at December 31, 2010.

- In the Six Months, Allied Gold reported a net decrease in cash and cash equivalents of A$49,025,113 compared to a net increase in cash and cash equivalents of A$135,565,530 in the previous Six Months. The increased cash usage in the Six Months was primarily due to:

    - Proceeds from equity raisings of A$150,293,558 (net of capital raising costs) in the Previous Six Months compared to debt financing received in the Six Months totaling A$53,772,845 from International Finance Corporation and Bank of South Pacific.

  Cash provided by operating activities of A$7,856,534 in the Six Months was higher than the Previous Six Months cash used in operating activities of (A$8,933,231) due to higher realized AUD gold revenue in the Six Months.

    - Cash used by investing activities increased from (A$6,592,836) in the Previous Six Months to (A$103,318,849) in the Six Months due primarily to capital expenditure on property, plant and equipment in the Six Months in relation to the redevelopment of the Gold Ridge Project.

Finance Activities, Liquidity and Capital Resources

Allied Gold's cash position as at December 31, 2010 consists of A$36,486,444 in available cash and cash equivalents.

During the three years ended December 31, 2008 through December 31 2010, the Company has principally funded its activities through equity raisings. The Company did not undertake any equity raisings during the Quarter. In the Previous Quarter the Company completed an equity raising for A$159,545,451.

The above mentioned equity raisings have been augmented by debt from external financiers. In the three months ended December 31, 2010 the Group drew down the first tranche of A$15 million under a facility provided to the Group by the Bank of the South Pacific Limited. The facility is secured by a fixed and floating charge over the assets of Simberi Gold Mining Limited and by a guarantee provided by Allied Gold Limited. The funds drawn down are to be utilised to meet the ongoing capital expenditure commitments of the Allied Group. A further A$20 million is available to the Allied Group under this facility and is expected to be utilized in the March 2011 quarter.

The Company's financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project and the Gold Ridge Redevelopment Project. The Company's material financial commitments and contingent liabilities as of December 31, 2010 are as follows:

- Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 5 years, in the amount of A$2,129,368.

- Commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of A$3,452,157. This amount includes the financing drawn down under the Bank of the South Pacific facility referred to above.

- A required expenditure of A$900,900 during the next year in order to maintain current rights of tenure to EL 609. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of EL 609 or when application for a mining licence is made and have not been provided for in the accounts.

- Capital expenditure commitments of A$35,283,622 for the Gold Ridge Project, A$695,286 for Simberi expansion and debottlenecking projects and A$231,367 for the Simberi Sulphide pre-feasibility study.

The above commitments are to be funded through existing cash resources as at December 31, 2010, operating cash flows generated from the Simberi Project and committed but undrawn finance facilities with the Bank of the South Pacific.

Summary of Quarterly Results

	31 Dec 10 A$	30 Sep 10 A$	30 Jun 10 A$	31 Mar 10 A$	31 Dec 09 A$	30 Sep 09 A$
Financial metrics						
Revenue	20,803,462	20,139,103	19,557,066	14,857,132	17,151,610	15,989,561
Income / (loss) for the Quarter	8,316,214	1,072,778	36,082,387	(3,437,893)	(16,443,427)	(7,050,301)
Income / (loss) per share – basic	0.80	0.10	34.68	(0.33)	(2.78)	(1.33)
Income / (loss) per share – diluted	0.79	0.10	34.68	(0.33)	(2.78)	(1.33)
Operational metrics						
Ore mined	655,288	566,018	552,420	449,904	495,121	467,368
Ore processed	583,031	570,473	544,317	439,318	482,865	489,256
Gold produced	18,921	18,206	18,109	14,739	17,456	14,072
Gold sold	16,621	16,935	16,526	14,064	17,971	15,420

The three months ended September 30, 2009 was the first Quarter in respect of which Allied was required to file a Quarterly report as a reporting issuer.

The following are the key factors that have impacted the Quarterly performance for the periods presented in the above table:

- The three months ended December 31, 2010 included a gain of A$4,000,000 on the extinguishment of a liability for less than its book value and a A$1,252,500 writeback of share based remuneration expense in relation to Executive options that were cancelled due to performance based vesting conditions attached to those options not being satisfied.

- The three months ended June 30, 2010 included a A$36,666,786 gain on the acquisition of Australian Solomons Gold Limited. If this gain is excluded, the loss for the three months was A$584,399.

- The three months ended December 31, 2009 included share based remuneration expense of A$6,819,755 and expenses totaling A$1,717,915 that were incurred in relation to the acquisition of Australian Solomons Gold Limited. If these amounts are excluded the loss for the three months was A$7,905,757.

- The three months ended March 31, 2010 showed significantly lower production than the preceding and succeeding Quarters due to approximately four direct lost days of production and a further period of sub capacity as a result of an illegal cease work order which directly impacted gold production for the Quarter and the loss of a further eight days production during the Quarter resulting from a structural mechanical failure of the Scrubber Trommel processing equipment at the Simberi operations.

- If the non recurring amounts and events described above are excluded the Quarterly results demonstrate a continuing improvement in both operational and financial metrics over the Quarters. This improvement reflects the impact of the various efficiency and optimization initiatives implemented to improve plant availability and to reduce cash cost per ounce. Enhancements to plant design have improved plant reliability and availability and have allowed the plant to reach and maintain nameplate capacity consistently in the June 2010, September 2010 and December 2010 Quarters.

- It is expected that underlying profitability will be enhanced commencing the March 2011 Quarter once the residual impact of the Group's hedge book has dissipated. Whilst the hedge book was terminated in February 2010, for accounting purposes the loss realised on termination was amortised against profit until the December 31, 2010 maturity of the hedge book.

Financial and Other Instruments

In the normal course of its operations, Allied Gold is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the Company may enter into transactions which make use of both on and off balance sheet derivatives. Allied Gold does not acquire, hold or issue derivatives for trading purposes. The Company's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by: (i) safeguarding the Company's core earnings stream from its major asset through the effective control and management of financial risk; (ii) effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures; and (iii) ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates.

In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the Company's financing facilities and sustaining capital.

Pursuant to a US$25 million financing facility the Company utilized for the construction of the Simberi Project, Allied Gold was required by its lenders to enter into a hedging program to provide comfort to its lenders of the cash flows going forward. Subsequently in March 2009, Allied Gold repaid the entire project financing facility. In February 2010 the Company settled its remaining hedge obligations totaling 37,512 ounces of gold through the pre delivery of gold into those hedging contracts.

For accounting purposes the "Effective Hedge" component of the mark to market amounting to US$9.5 million was required to be recorded in the Hedge Reserve and remained in equity at the time of the termination of the agreement. These losses were amortised to the income statement in accordance with the maturity profile of the hedge book immediately prior to its termination. The "Ineffective Hedge" component of the mark to market per the above table had been recognised directly in the income statement progressively up to, and including, 26 February 2010. As at December 31, 2010 the "Ineffective Hedge" component had been fully recognised in the income statement. The Effective Hedge component of the mark to market was amortised to the income statement over the following timeframe:

Quarter ending	Hedging loss amortised to income statement USD
30 September 2010	2,738,137
31 December 2010	2,167,794
	4,905,931

As at the date of this analysis, the Company's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, Solomon Islands dollar and the United States Dollar. During the Quarter, the Company entered into some intra Quarter forward exchange contracts to hedge known commitments in Papua New Guinea Kina. There were no outstanding forward exchange contracts as at December 31, 2010.

The Company's main interest rate risk arises from interest earning cash deposits that expose the Company to interest rate risk. No hedging programs were implemented by the Company to manage interest rate risk during the Quarter.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis. The majority of the Company's available for sale equity investments are in junior resource companies listed on the ASX.

The Company is exposed to counterparty risk being the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable banking institutions. All significant cash balances are on deposit with banking institutions that are members of highly rated major Australian banking groups. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

The Company's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at December 31, 2010.

Related Party Transactions

Remuneration (including fees and the issue of share options) was paid or is payable to the directors of the Company in the normal course of business. In addition, the Company had the following related party transactions during the Quarter:

- Mr. Caruso is a director and shareholder of MineSite Construction Services Pty Ltd., which provides Allied Gold with various services, including secretarial services, the supply or procurement on behalf of Allied Gold of goods and services and the provision of operating personnel. Amounts paid or payable to MineSite Construction Services Pty Ltd. were A$116,631 in the Quarter and A$2,209,519 in the Previous Quarter. The Previous Quarter payments include leasing charges paid to Minesite Constructon Services under a Dry Hire Agreement.

Director options and shareholdings

The table below provides summary movements in Directors' holding of shares and options in the three months ended December 31, 2010

Options

	Balance at start of period	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
M Caruso	33,875,000	-	-	(5,000,000)	28,875,000	25,875,000
M House	1,500,000	-	-	-	1,500,000	1,000,000
A Lowrie	1,750,000	-	-	-	1,750,000	1,250,000
G Steemson	1,750,000	-	-	-	1,750,000	1,250,000
F Terranova	18,000,000	-	-	(2,500,000)	15,500,000	14,250,000
	56,875,000	-	-	(7,500,000)	49,375,000	43,625,000

In addition to the options shown above, the Board of Allied has resolved to put to shareholders the issue of 1,500,000 unlisted options to Mr Harvey at an exercise price of 50c expiring on 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above 70c for 5 consecutive days. The motion will be put to shareholders at the Company's next general meeting of members.

Shares

Name	Balance at start of period	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	7,685,193	-	-	-	7,685,193
S Harvey	200,000	-	-	-	200,000
M House	10,000	-	-	-	10,000
A Lowrie	1,635,460	-	-	-	1,635,460
G Steemson	1,100,000	-	-	-	1,100,000
F Terranova	1,000	-	-	-	1,000
	10,631,653	-	-	-	10,631,653

Significant Accounting Policies and Estimates

All costs associated with exploration, evaluation and development of ML 136 and EL 609 have been capitalized as these costs are expected to be recognized through the successful development and exploitation of the Simberi Project. The carrying value of non-current assets is reviewed regularly to ensure the expected net Simberi Project cash flows exceed the carrying value. Exploration costs on all projects are capitalized provided the conditions and tests for capitalization, contained within Australian IFRS accounting standards, are met.

The consolidated financial statements of the Company have been prepared in accordance with Australian IFRS. A description of Allied Gold's significant accounting policies is included in Note 1 to the audited consolidated financial statements of Allied Gold for the year ended December 31, 2010. Management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each period represented and in the disclosure of commitments and contingencies. Management considers the following are the accounting policies which reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

- The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

- At the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

- Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement

- Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development Expenditure

When proved reserves are determined and development is justified, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

Foreign Currency

Foreign currency transactions are translated into Australian dollars at exchange rates prevailing at the dates of such transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the rate of exchange prevailing on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates prevailing at the dates the fair value was determined.

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates prevailing at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

Outstanding Securities Data

At the date of this MD&A, the Company has issued and outstanding an aggregate of 1,040,032,142 ordinary shares and 59,950,000 options to acquire ordinary shares. No other securities of Allied Gold are issued or outstanding. Details of movements in Company's outstanding options during the three months ended December 31, 2010 are as follows:

Exercise Price[iv]	Maturity[v]	Options outstanding at July 1 2010	Options issued	Options expired or cancelled	Options exercised	Options outstanding December 31 2010
A$0.80 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$1 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$1.25 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$1.50 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$2 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
A$0.35 options[i]	31/10/2011	30,012,500	-	(2,362,500)	(375,000)	27,275,000
A$0.31 options	31/12/2010	1,699,427	-	-	(1,699,427)	-
A$0.35 options[ii]	31/12/2011	1,500,000	-	-	-	1,500,000
A$0.50 options[iii]	31/12/2013	37,500,000	-	(7,500,000)	-	30,000,000
A$0.50 options[iii]	31/12/2013	1,175,000	-	-	-	1,175,000
		76,886,927	-	**(14,862,500)**	**(2,074,427)**	**59,950,000**

Notes:

(i) Of the 27,275,000 options expiring 31 October 2011, 8,325,000 vest upon the share price trading at A$0.70 or above for five consecutive days.

(ii) Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price trading at A$0.70 or above for five consecutive days.

(iii) All of the 31,175,000 options expiring 31 December 2013, 500,000 were fully vested as at December 31, 2010.

(iv) The weighted average exercise price of all options outstanding at the end of the period was A$0.44.

(v) The weighted average time to expiry of all options outstanding at the end of the period was 2.15 years.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company is continuing to review and develop appropriate disclosure controls and procedures and internal controls over financial reporting for the nature and size of the Company's business.

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("**DCP**") are designed to provide reasonable assurance that all relevant information is communicated to the Company's senior management to allow timely decisions regarding disclosure. Access to material information regarding the Company is facilitated by the small size of the Company's senior management team and workforce. The Company is continuing to develop appropriate DCP for the nature and size of the Company's business.

Internal Controls over Financial Reporting

Internal controls over financial reporting ("ICFR") are designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in compliance with Australian IFRS. The Board is responsible for ensuring that management fulfills its responsibilities in this regard. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. The Chief Executive Officer and Chief Financial Officer, with participation of the Company's management, have concluded that there were no material weaknesses at the end of the Quarter or changes to the Company's internal controls during the Quarter which have materially affected, or are considered to be reasonably likely to materially affect, the Company's ICFR.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risk factors

The Company is subject to a number of risk factors could adversely affect the Company's future business, operations and financial condition. For a discussion of risk factors which could affect the Company, see the Company's Annual Information Form available at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains "forward-looking statements" which may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking

statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in this short form prospectus and the documents incorporated by reference herein. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Qualified Person

The Technical and Scientific information contained in this news release was reviewed by Mr Colin Ross Hastings, MSc, BSc Geology, M.Aus.I.M.M., Allied's General Manager Resource Development and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators responsible for the development programs. Additionally Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr Hastings is also a qualified person as defined by Canadian National Instrument 43-101.

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr Davies is also a qualified person as defined by Canadian National Instrument 43-101.

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. Davies is also a Qualified Person as defined by Canadian National Instrument 43-101.

Glossary of terms used in the Announcement:

A **'Mineral Resource'** is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **'Measured Mineral Resource'** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Tonnage - An expression of the amount of material of interest irrespective of the units of measurement (which should be stated when figures are reported)

Grade - Any physical or chemical measurement of the characteristics of the Analysis (Value) material of interest in samples or product

Cut off grade - The lowest grade, or quality, of mineralised material that qualifies as economically mineable and available in a given deposit. May be defined on the basis of economic evaluation, or on physical or chemical attributes that define an acceptable product specification.

Mineralisation - Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

Assay – The proportion of a particular metal (eg Au and Ag) in a sample derived by laboratory analytical techniques.
Analysis limits of detection for Au is <0.01 g/t. Au assays are determined by a 50gm fire assay and an AAS (Atomic Adsorption Spectrometry) finish. Any interval recorded as being below detection has been recorded in the database as having a grade of half the detection limit, which in this case is 0.005 g/t. The Ag detection limit is 0.2g/t, and is derived from a 0.5g charge Aquaregia digest, with assay via ICP (Induced Coupled Plasma) AES.

Mineralisation types are:
Oxide - extremely weathered material (cyanide leach recoveries > 90%), 0.5 g/t Au cutoff
Transitional – distinctly weathered material (cyanide leach recoveries 50-90%), 0.5 g/t Au cutoff
Sulphide - Slightly weathered to fresh material (cyanide leach recoveries generally <50%), 0.5 or 1.0 g/t Au cutoff

Ounce – 1 troy ounce = 31.10348 grams

Tonnes - Are estimated on a dry basis and defined as a measurement of mass equal to 1000kg which is equivalent to 2204.622 pounds.

Tuff - A rock composed of pyroclastic materials that have been ejected from a volcano. In many instances these fragments are still hot when they land, producing a "welded" rock mass.

Mineral Resource estimate – An estimate of tonnage and grade (mineral content) of a deposit by a variety of techniques including geometrical classical methods and or geostatistical methods.
Mt – Million Tonnes
Moz – Million Ounces

Andesite - A fine-grained, extrusive igneous rock composed mainly of plagioclase with other minerals such as hornblende, pyroxene and biotite.

Ordinary kriging (OK) - is a geostatistical approach to modeling. Instead of weighting nearby data points by some power of their inverted distance, OK relies on the spatial correlation structure of the data to determine the weighting values. This is a more rigorous approach to modeling, as correlation between data points determines the estimated value at an unsampled point.

WILDEBOER
wildlaw.ca
DELLELCE LLP

DIRECT LINE: 416 361-2932
e-mail: vaughn@wildlaw.ca

February 24, 2011

FILED BY SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Allied Gold Limited (the "Corporation")

On February 14, 2011, the Corporation filed financial statements for the six month period ended December 31, 2010 which inadvertently included a "DRAFT" watermark on the last page of the statements (the "Previously Filed Financial Statements"). As such, the Previously Filed Financial Statements cannot be relied upon. Accordingly, the enclosed final financial statements for the six month period ended December 31, 2010 are being re-filed in the provinces of Alberta, British Columbia, Manitoba, Saskatchewan, Ontario and Nova Scotia.

Should you have any questions with respect to this matter or require further information, please do not hesitate to contact me at your convenience.

Yours truly,

(signed) "Vaughn MacLellan"

Vaughn MacLellan

Enclosures

ALLIED GOLD LIMITED

INTERIM CONSOLIDATED FINANCIAL REPORT

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2010

These interim consolidated financial statements of Allied Gold Limited for the quarter and six months ended December 31, 2010 have been prepared by and are the responsibility of the company's management. The amounts presented in these financial statements for the Year to Date December 31, 2010 have been audited by the company's auditor. The information presented in the financial statements in respect of the three month period ended December 31, 2010 has not been reviewed or audited by the Company's auditor.

The auditor's opinion on the financial statements for the six months ended December 31, 2010 is included in the Companys Half Year Financial Statements for the period ended December 31, 2010 prepared in accordance with the requirements of the Australian Corporations Law and the regaulations of the Australian Stock Exchange. A copy of those financial statements is available under the Company's profile at www.sedar.com.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2010

	Note	3 months December 31, 2010	3 months December 31, 2009	Year to date December 31, 2010	Year to date December 31, 2009
Revenue		20,803,482	17,151,610	40,942,585	33,141,171
Cost of sales		(16,328,527)	(18,575,931)	(32,574,869)	(38,150,819)
Gross profit		**4,474,955**	**(1,424,321)**	**8,367,716**	**(5,009,648)**
Unrealised losses on derivatives		-	(1,944,294)	-	(812,476)
Corporate expenses		(2,449,247)	(5,479,281)	(4,950,553)	(8,002,387)
Share based remuneration	12	1,252,500	(6,819,755)	1,252,500	(6,819,755)
Foreign exchange gain / (loss)		930,519	181,344	444,063	(112,698)
Financial income	6	4,255,051	115,522	4,776,722	180,483
Financial costs		(147,564)	(1,072,642)	(501,456)	(1,839,198)
Profit / (loss) from continuing operations		**8,316,214**	**(16,443,427)**	**9,388,992**	**(22,415,679)**
Income tax benefit/(expense)		-	-	-	-
Loss for the period		**8,316,214**	**(16,443,427)**	**9,388,992**	**(22,415,679)**
Other comprehensive income / (loss)					
Changes in the fair value of available for sale financial assets		335,995	253,083	543,795	250,914
Changes in the fair value of cash flow hedges – gross		-	(4,305,218)	-	(5,774,881)
Transfers to income statement from cash flow hedging reserve - gross		2,420,134	5,772,406	5,437,338	4,917,149
Exchange differences on translation of foreign operations		-	1,255,526	-	1,141,391
Other comprehensive income / (loss) for the period		**2,756,129**	**2,976,797**	**5,981,133**	**534,573**
Total comprehensive income / (loss) for the period		**11,072,343**	**(13,467,630)**	**15,370,125**	**(21,881,106)**
Profit / (loss) for the period is attributable to:					
Owners of Allied Gold Limited		8,316,214	(16,430,456)	9,388,992	(22,402,708)
Non-controlling interest		-	(12,971)	-	(12,971)
		8,316,214	**(16,443,427)**	**9,388,992**	**(22,415,679)**
Total comprehensive income / (loss) for the period is attributable to:					
Owners of Allied Gold Limited		11,072,343	(13,416,189)	15,370,125	(21,829,665)
Non-controlling interest		-	(51,441)	-	(51,441)
		11,072,343	**(13,467,630)**	**15,370,125**	**(21,881,106)**

Basic earnings per share (cents)	0.80	(2.78)	0.90	(4.24)
Diluted earnings per share (cents)	0.79	(2.78)	0.89	(4.24)

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2010

	Note	December 31 2010	June 30 2010
CURRENT ASSETS			
Cash and cash equivalents		36,486,444	85,525,391
Trade and other receivables		4,099,013	4,160,718
Inventories		21,328,397	11,795,370
Other assets		1,492,322	3,066,675
Total Current Assets		63,406,176	104,548,154
NON-CURRENT ASSETS			
Available for sale financial assets		1,068,024	524,230
Property, plant and equipment	7	375,679,424	302,874,641
Exploration and evaluation expenditure	8	25,421,216	23,711,261
Total Non-Current Assets		402,168,664	327,110,132
Total Assets		**465,574,840**	**431,658,286**
CURRENT LIABILITIES			
Trade and other payables		14,379,497	44,032,012
Borrowings	9	11,517,869	4,481,970
Provisions	10	1,170,332	1,008,116
Total Current Liabilities		27,067,698	49,522,098
NON CURRENT LIABILITIES			
Borrowings	9	42,866,750	1,755,820
Provisions	10	9,799,544	9,315,217
Total Non-Current Liabilities		52,666,294	11,071,037
Total Liabilities		**79,733,992**	**60,593,135**
NET ASSETS		**385,840,848**	**371,065,151**
EQUITY			
Issued capital	11	370,183,255	369,525,183
Reserves		21,828,055	17,099,422
Accumulated losses		(6,170,462)	(15,559,454)
Total equity		**385,840,848**	**371,065,151**

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2010

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total
	$	$	$	$	$	$	$
At 1 July 2010	**369,525,183**	**(15,559,454)**	**16,604,976**	**5,427,787**	**503,997**	**(5,437,338)**	**371,065,151**
Total comprehensive income for the period							
Profit for the period	-	9,388,992	-	-	-	-	9,388,992
Changes in the fair value of available for sale financial assets	-	-	-	-	543,795	-	543,795
Transfers to income statement from cash flow hedging reserve - gross	-	-	-	-	-	5,437,338	5,437,338
	-	**9,388,992**	**-**	**-**	**543,795**	**5,437,338**	**15,370,125**
Transactions with equity holders in their capacity as equity holders							
Transfer value of forfeited options previously recognised	-	-	(1,252,500)	-	-	-	(1,252,500)
Exercise of options	658,072	-	-	-	-	-	658,072
	658,072	**-**	**(1,252,500)**	**-**	**-**	**-**	**(594,428)**
At 31 December 2010	**370,183,255**	**(6,170,462)**	**15,352,476**	**5,427,787**	**1,047,792**	**-**	**385,840,848**

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2009

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total
	$	$	$	$	$	$	$
At 1 July 2009	**173,098,363**	**(24,257,420)**	**9,776,417**	**(644,628)**	**136,389**	**(8,068,638)**	**150,040,483**
Total comprehensive income for the period							
Loss for the period	-	(22,415,679)	-	-	-	-	(22,415,679)
Changes in the fair value of available for sale financial assets	-	-	-	-	250,914	-	250,914
Changes in the fair value of cash flow hedges – gross	-	-	-	-	-	(5,774,881)	(5,774,881)
Transfers to net profit - gross	-	-	-	-	-	4,917,149	4,917,149
Exchange differences on translation of foreign operations	-	-	-	1,141,391	-	-	1,141,391
	-	**(22,415,679)**	**-**	**1,141,391**	**250,914**	**(857,732)**	**(21,881,106)**
Transactions with equity holders in their capacity as equity holders							
Ordinary shares issued	205,906,932	-	-	-	-	-	205,906,932
Costs of equity raising	(9,251,893)	-	-	-	-	-	(9,251,893)
Share based payments	-	-	6,792,058	-	-	-	6,792,058
Conversion of options	157,500	-	-	-	-	-	157,500
	196,812,539	**-**	**6,792,058**	**-**	**-**	**-**	**203,604,597**

At 31 December 2009	369,910,902	(46,673,099)	16,568,475	496,763	387,303	(8,926,370)	331,763,974

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED CASHFLOW STATEMENT
FOR THE SIX MONTHS ENDED DECEMBER 31, 2010

	Note	3 months December 31, 2010	3 months December 31, 2009	Year to date December 31, 2010	Year to date December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		22,248,910	19,539,234	46,524,256	33,166,504
Payments to suppliers & employees		(16,824,386)	(27,592,617)	(36,142,541)	(42,260,483)
Interest received		172,423	178,099	694,094	178,099
Interest paid		(3,165,392)	267,492	(3,219,275)	(17,351)
Net cash from / (used in) operating activities		**2,431,555**	**(7,607,792)**	**7,856,534**	**(8,933,231)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of plant & equipment		(43,971,108)	(2,835,694)	(98,088,171)	(7,201,607)
Development expenditure		(3,520,723)	(482,840)	(3,520,723)	(2,014,792)
Exploration and evaluation expenditure		(262,063)	(950,364)	(1,709,955)	(950,364)
Cash acquired on acquisition of controlled entity		-	3,573,927	-	3,573,927
Net cash used in investing activities		**(47,753,894)**	**(694,971)**	**(103,318,849)**	**(6,592,836)**
CASH FLOWS FROM FINANCING ACTIVTIES					
Proceeds from issue of shares		-	159,545,451	-	159,545,451
Costs of issuing securities		-	(9,251,893)	-	(9,251,893)
Proceeds from exercising options		658,072	-	658,072	-
Finance lease payments		(463,486)	(1,433,037)	(948,576)	(2,534,784)
Proceeds from borrowings		15,361,958	(227,580)	53,772,845	3,332,823
Repayments of borrowings		(6,284,938)	-	(7,045,139)	-
Net cash from financing activities		**9,271,606**	**148,632,941**	**46,437,202**	**151,091,597**
Net (decrease) / increase in cash held		**(36,050,733)**	**140,330,178**	**(49,025,113)**	**135,565,530**
Cash at beginning of the period		72,047,976	15,700,650	85,525,391	20,529,979
Effects of exchange rate changes on the balance of cash and cash equivalents		489,201	1,210,700	(13,834)	1,146,019
Cash and cash equivalents at end of the period		**36,486,444**	**157,241,528**	**36,486,444**	**157,241,528**

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT

1. Reporting entity

Allied Gold Limited ("the Company") is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange, the Toronto Stock Exchange and on AIM, a market operated by the London Stock Exchange plc. The interim consolidated financial report for the half-year ended 31 December, 2010 comprises the Company and its controlled entities (together referred to as "the Group").

The consolidated annual report of the Group as at and for the year ended 30 June, 2010 is available upon request from the Company's registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008.

2. Statement of compliance

The interim consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 *Interim Financial Reporting*. The interim consolidated financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS') as they pertain to interim financial reports.

The group financial statements of Allied Gold Limited also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The interim consolidated financial report does not include all of the information required for a full annual financial report and should be read in conjunction with the annual financial report of the Group as at and for the year ended 30 June 2010 and should be considered together with any public announcements made by the Company during the half-year ended 31 December, 2010 in accordance with the continuous disclosure requirements applicable in the jurisdictions in which the Company's shares are traded.

3. Significant accounting policies

The significant accounting policies applied by the Group in this interim consolidated financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2010.

4. Estimates

The preparation of the interim consolidated financial report in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this interim consolidated financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation

uncertainty were the same as those that applied to the consolidated annual financial report as at and for the year ended 30 June 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting

Management has determined that the operating segments based on reports reviewed by the Executive Chairman and the Chief Financial Officer that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands also consists of mining and processing and mineral exploration activities. As the project is not currently in production, all costs related to the Solomon Islands project are capitalised for financial reporting purposes. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Executive Chairman and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

2010	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing	Mineral Exploration[1]	Total	Mining and Processing[1]	Mineral Exploration[1]	Total	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$	$	$
Revenue									
Sales to external customers	40,942,585	-	40,942,585	-	-	-	40,942,585	-	40,942,585
Result									
Segment contribution	8,367,716	(3,979,595)	4,388,121	(13,106,310)	(514,370)	(13,620,680)	(4,738,594)	(4,493,965)	(9,232,559)

[1]In Papua New Guinea the mineral exploration costs are capitalised for financial reporting in accordance with Australian Accounting Standards. In the Solomon Islands both Mining and Processing and Mineral Exploration costs were capitalised for financial reporting in accordance with Australian Accounting Standards

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

2009	Papua New Guinea			Solomon Islands	Consolidated		
	Mining and Processing	Mineral Exploration	Total	Mineral Exploration	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$
Revenue							
Sales to external customers	33,141,171	-	33,141,171	-	33,141,171	-	33,141,171
Result							
Segment contribution	(5,009,648)	(2,014,792)	(7,024,440)	(1,364,790)	(5,009,648)	(3,379,582)	(8,389,230)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

The Executive Chairman and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and expenditure are not allocated to segments, nor are corporate expenses as these activities are centralised.

	Half-year to 31 December	
	2010	2009
Segment contribution	**(9,232,559)**	**(8,389,230)**
Capitalised expenditure	17,600,275	3,379,583
Unrealised loss on derivatives	-	(812,477)
Corporate expenses	(4,950,553)	(8,002,387)
Share based remuneration	1,252,500	(6,819,755)
Foreign exchange gain / (loss)	444,063	(112,698)
Financial income	4,776,722	180,483
Financial costs	(501,456)	(1,839,198)
Profit / (loss) from continuing operations	**9,388,992**	**(22,415,679)**

6. Financial income

Included in financial income for the half year ended 31 December 2010 is an amount of $4,000,000 being income derived by the Group as a consequence of settling a financial liability for less than its book value.

7. Property plant and equipment

	Half-year to 31 December	
	2010	2009
Cost		
Balance at 1 July	343,127,332	171,632,992
Acquired on acquisition of ASG	-	3,773,602
Additions	78,996,315	9,216,494
Balance at 31 December	422,123,647	184,623,088
Accumulated depreciation		
Balance at 1 July	(40,252,691)	(25,771,283)
Depreciation	(6,191,532)	(6,377,730)
Balance at 31 December	(46,444,223)	(32,149,013)
Net book value	**375,679,424**	**152,474,075**

	Balance at	
	December 31	June 30

	2010	2010
Cost	422,123,647	343,127,332
Accumulated Depreciation	(46,444,223)	(40,252,691)
Net book value	**375,679,424**	**302,874,641**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

7. Property plant and equipment (continued)

Included in property assets capitalised under finance leases of $18,157,134 (half-year ended 31 December, 2009: $3,560,403).

Included in property plant and equipment are assets under construction amounting to $150,192,041 (half year ended 31 December, 2009: $16,580,763).

8. Exploration and evaluation expenditure

	Half-year to 31 December	
	2010	**2009**
Cost		
Balance at 1 July	23,711,261	11,115,743
Acquired on acquisition of ASG	-	46,505,725
Additions	1,709,955	-
Effect of exchange rates	-	2,293,237
Balance at 31 December	**25,421,216**	**59,914,705**

9. Borrowings

The following table sets out the movements in borrowings during the half-year:

	Half-year to 31 December	
	2010	**2009**
	$	**$**
Balance at 1 July	6,237,790	5,940,368
New Issues		
Finance lease liabilities (PGK and AUD)	15,361,958	3,332,823
Secured bank loan (USD)[1]	38,410,887	-
Effects of foreign exchange	(2,562,377)	192,962
Unsecured loans (AUD)	1,147,771	-
Repayments		
Finance lease liabilities (PGK and AUD) – principal component of repayments	(766,395)	(1,462,521)
Unsecured loans (AUD)	(3,445,015)	-
Balance at 31 December	**54,384,619**	**8,003,632**

[1] Interest on the secured bank loan will be capitalised until the construction of the Gold Ridge mine is completed.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

10. Provisions

	Half-year to 31 December 2010	Half-year to 31 December 2009
Current	$	$
Employee entitlements	1,170,332	868,260
Non Current		
Employee entitlements	-	60,448
Rehabilitation and restoration	9,799,544	7,715,851
	9,799,544	7,776,299

Movements in the provision for rehabilitation and restoration during the half-year are set out below:

	Half-year to 31 December 2010	Half-year to 31 December 2009
Cost		
Balance at 1 July	9,315,217	2,782,426
Acquired on acquisition of ASG	-	4,679,737
Accrual of discount and effect of exchange rates	484,327	253,688
Balance at 31 December	**9,799,544**	**7,715,851**

11. Contributed equity

(a) Ordinary shares

	2010 Number of shares	2009 Number of shares	2010 $	2009 $
Ordinary shares	**1,042,206,569**	**1,036,712,735**	**370,183,255**	**369,910,902**
Balance at 1 July	1,040,132,142	472,643,276	369,525,183	173,098,363
Shares issued through capital raising	-	456,699,000	-	159,387,951
Shares issued on the conversion of options	2,074,427	450,000	658,072	157,500
Shares issued to acquire controlled entity	-	106,920,459	-	46,518,981
			370,183,255	379,162,795
Costs of capital raising			-	(9,251,893)
Balance at 31 December	**1,042,206,569**	**1,036,712,735**	**370,183,255**	**369,910,902**

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

11. Contributed equity (continued)

(b) Options

The table below sets out the movements in options during the half-year:

Exercise Price	Maturity	Options outstanding at 1 July 2010	Options issued	Options expired or cancelled	Options exercised	Options outstanding at 31 December 2010
$0.80 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1.25 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1.50 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$2 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$0.35 options(i)	31/10/2011	30,012,500	-	(2,362,500)	(375,000)	27,275,000
$0.31 Options	31/12/2010	1,699,427	-	-	(1,699,427)	-
$0.35 Options(ii)	31/12/2011	1,500,000	-	-	-	1,500,000
$0.50 Options(iii),(iv)	31/12/2013	37,500,000	-	(7,500,000)	-	30,000,000
$0.50 options	31/12/2013	1,175,000	-	-	-	1,175,000
		76,886,927	**-**	**(14,862,500)**	**(2,074,427)**	**59,950,000**

Notes:

(i) Of the 27,275,000 options expiring 31 October 2011, 8,325,000 vest upon the share price trading at $A0.70 or above for five consecutive days.

(ii) Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price trading at $A0.70 or above for five consecutive days.

(iii) The 31,175,000 outstanding options expiring 31 December 2013, had all vested as at 31 December 2010.

(iv) 7,500,000 options were forfeited during the period as the vesting conditions were not met.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

12. Share based payments

In 2006, the group established a share option program that entitles key management personnel and senior employees to purchase shares in the entity. The terms and conditions of the share option programme are disclosed in the consolidated financial report as at and for the year ended June 30, 2010.